CHARTERED SEMICONDUCTOR MANUFACTURING LTD (regn no. 198703584K) N e w s R e l e a s e

Exhibit 99.1

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contact:
Celestine Lim (65) 6360.4705 celestinelim@charteredsemi.com

CHARTERED POSTS 2007 ANNUAL REPORT ON ITS WEBSITE

SINGAPORE – March 29, 2008 –Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced that it has posted its 2007 annual report on its website www.charteredsemi.com, under Investor Relations, Annual Reports section. The 2007 annual report includes an abridged version of Chartered’s Form 20-F for the year ended December 31, 2007. The full version of the Form 20-F was filed with the U.S. Securities and Exchange Commission (SEC) on March 10, 2008 and can also be accessed through www.charteredsemi.com, under Investor Relations, SEC Filings section.

Holders of Chartered’s American Depositary Shares who wish to receive a hard copy of the annual report free of charge may send a request to either of the following addresses:

Citibank Shareholder Services 250 Royall Street Canton, MA 02021, USA Tel: 1-877-248-4237 Email: citibank@shareholders-online.com	Investor Relations Department Chartered Semiconductor Manufacturing, Inc. 880 N. McCarthy Blvd. Suite 100 Milpitas, CA 95035, USA Email: ir@charteredsemi.com

About Chartered

Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

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